Exhibit 99.1

Sun Life to acquire Dialogue, deepening its commitment to health

Dialogue is Canada's premier health and wellness virtual care platform, providing affordable on-demand access to quality care

  Sun Life has entered into an agreement to acquire Dialogue for $5.15 per common share, representing $365 million in total equity value, on a fully diluted basis.
  Together, Sun Life and Dialogue will strengthen their commitment supporting the health of Canadians. Dialogue will continue to operate as a standalone entity based out of Montréal, Québec.

TORONTO, July 26, 2023 /CNW/ - Today, Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) is announcing it has entered into an agreement (the "Arrangement Agreement") to indirectly acquire all of the outstanding common shares ("Common Shares") of Dialogue Health Technologies Inc. ("Dialogue") (TSX: CARE) (other than certain Common Shares currently owned by Sun Life's affiliates and members of Dialogue executive management), Canada's leading integrated health platform, for $5.15 per Common Share (the "Transaction"). The total equity value of Dialogue is $365 million on a fully diluted basis (or $277 million for equity not currently owned by Sun Life or rolled by certain members of Dialogue's executive management). Dialogue's executive management will maintain a minority interest in Dialogue following closing.

Nearly 50 per cent of Canadians say they can't schedule a same-day or next-day doctor's appointment1. From skin conditions to mental health issues, virtual care is bridging the gap for those needing to quickly connect with a healthcare professional. The Transaction builds on Sun Life's existing partnership with and prior investments in Dialogue, solidifying both organizations' commitment to empowering Canadians to live their healthiest lives.

"Together we will empower Canadians with access to the care they need from the convenience of their home," said Jacques Goulet, President, Sun Life Canada. "We have seen the positive impact Dialogue has had on the lives of Canadians, as well as the role it plays in our broader health ecosystem. Using Dialogue's platform for appropriate health concerns can help reduce the strain on our healthcare system. We are proud to be investing in a Canadian company, headquartered in Montréal, that has tremendous health expertise and incredible growth potential."

Dialogue offers affordable, on-demand access to quality care. Providing service to companies in Canada and internationally, nearly 2.8 million members across 50,000 organizations have access to Dialogue's healthcare team. Their robust suite of virtual healthcare and well-being services, available 24/7 include:

  Physical Health – convenient access to a multidisciplinary medical team to help treat non-urgent health concerns.
  Mental Health+ – access to a multidisciplinary team of psychologists, psychotherapists, social workers, physicians, nurses, and health specialists to address a variety of mental health and wellness or lifestyle concerns. This includes self-led internet-based cognitive behavioural therapy (iCBT) and practitioner-led therapy.
  Employee Assistance Program (EAP) – access to service providers across multiple disciplines, including mental health, family and relationships, child and elder care service, work and career, legal and financial support, and manager coaching and referrals.
  Wellness – personalized wellness and fitness resources to support all stages of a person's health and wellness journey.

"We have a strong relationship with Sun Life and our company values are closely aligned. We both care deeply about health and well-being and want to improve access to safe and quality care for everyone. As a company backed by Sun Life, Dialogue will have the resources and flexibility to continue to deliver on its mission by leveraging the respective strengths of both organizations, and we look forward to introducing more innovative digital solutions to empower people on their health journey," said Cherif Habib, Chief Executive Officer, Dialogue. "This is an exciting new chapter as we look to grow together and shape the future of healthcare in Canada and other markets."

In March 2020 Sun Life rolled out Dialogue's services to its Group Benefits Clients under the name Lumino Health Virtual Care. Most recently, Dialogue announced it had reached an agreement with Sun Life U.S. to offer their platform and services to some of Sun Life's Clients in the U.S., marking Dialogue's entry to the U.S. market. Today's announcement builds on Sun Life's sustainability efforts, empowering Clients to proactively manage their health, no matter where they are on their health journey.

"We're constantly looking at new and creative ways to empower Canadians throughout their health journeys. Digital health solutions including the services offered by Dialogue have become an important part of the health ecosystem, reducing demand on public care," said Dave Jones, President, Sun Life Health. "We believe providing Canadians with access to health and wellness tools will create healthier, thriving communities."

Dialogue will maintain its head office in Montréal, Québec and operate as a standalone entity of Sun Life Canada. They will continue to provide a premium service to all their customers and distribution partners, each of which will continue to have access to Dialogue's services and capabilities, and will benefit from the combined strengths of both organizations. The Transaction will be financed with cash and is expected to close in 2023, subject to the satisfaction of customary closing conditions.

RBC Capital Markets acted as financial advisor to Sun Life for this Transaction and Torys LLP served as legal counsel to Sun Life.

Details of the Transaction
Dialogue's Board of Directors (the "Board"), (excluding any director not entitled to vote), unanimously approved the Transaction following a unanimous recommendation of a special committee of independent directors (the "Special Committee") of the Board. Both the Special Committee and the Board determined that the Transaction is in the best interests of Dialogue and is fair to the shareholders of Dialogue (other than Sun Life and certain members of Dialogue executive management). The Transaction will be implemented by way of a plan of arrangement under the Canada Business Corporations Act, which is subject to court approval, and which will also require the approval of (i) 66 2/3% of the votes cast by Dialogue shareholders and (ii) a majority of the votes cast by Dialogue shareholders other than Sun Life and its affiliates and certain members of Dialogue executive management, in each case, at a special meeting of Dialogue shareholders (the "Special Meeting"). In addition to court and shareholder approval, the Transaction is subject to approval under the Competition Act (Canada), and other customary closing conditions for transactions of this nature. Subject to satisfaction of these closing conditions, the Transaction is expected to close in 2023.

The directors and certain members of Dialogue executive management, owning in aggregate approximately 8.7% of the Common Shares and Portag3 Ventures LP, Portag3 Ventures II Investments LP, and WSC IV LP, owning in aggregate approximately 21.0%, have entered into customary support and voting agreements to vote in favour of the Transaction. Certain members of Dialogue executive management have also agreed to roll a portion of their equity in Dialogue and will remain as Dialogue shareholders, owning an approximate 3% interest with Sun Life owning the remaining 97%.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Dialogue under its profile at www.sedar.com. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction and the reasons for the recommendations made by the Special Committee and the Board will be provided in Dialogue's management information circular for the Special Meeting, which will also be filed by Dialogue under its profile at www.sedar.com.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Dialogue
Incorporated in 2016, Dialogue is Canada's premier virtual healthcare and wellness platform, providing affordable, on-demand access to quality care. Through its team of health professionals, it serves employers and organizations who have an interest in the health and well-being of their employees, members and their families. Dialogue's Integrated Health Platform™ is a one-stop healthcare hub that centralizes all programs in a single, user-friendly application, providing access to services 24 hours per day, 365 days per year from the convenience of a smartphone, computer or tablet. For more information, please visit the Company's website at www.dialogue.co.

Early Warning Disclosure
Sun Life, through its wholly-owned subsidiary, Sun Life Assurance Company of Canada ("SLA"), currently owns 15,211,571 Common Shares, representing 22.6% of the issued and outstanding Common Shares. Following completion of the Transaction, Sun Life will beneficially own, directly or indirectly, approximately 97% of the issued and outstanding Common Shares. Upon closing of the Transaction, Sun Life intends to cause the Common Shares to be delisted from the TSX and to cause Dialogue to submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

An early warning report will be filed by SLA in accordance with applicable securities laws and will be available on Dialogue's SEDAR profile at www.sedar.com or may be obtained directly from David Garg, Senior Vice-President, Corporate Development and Investor Relations (tel: (416) 408-8649; email: david.garg@sunlife.com), 1 York Street, 31st floor, Toronto, Ontario, M5J 0B6. Dialogue's head and registered office is located at 390 Notre-Dame Street West, Suite 200 Montréal, Québec H2Y 1T9. SLA is organized under the Insurance Companies Act (Canada).

Forward-Looking Statements
From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward looking statements contained in this news release include, without limitation, statements (i) relating to our strategies, (ii) relating to our acquisition of Dialogue; (iii) relating to our growth initiatives and other business objectives, (iv) relating to the terms and expected timing of the closing of the Transaction, (v) relating to the expected impact of the Transaction on our business, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as "intends", "expect", "will", and similar expressions.

These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the Transaction, and in obtaining a better understanding of our anticipated operating environment following the Transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following risk factors are related to our intention to acquire Dialogue that could have a material adverse effect on our forward-looking statements: (i) the ability of the parties to complete the Transaction; (ii) the failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the Transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the Transaction; (iv) the impact of the announcement of the Transaction; (v) the dedication of our resources to completing the Transaction; and (vi) the risk of legal or regulatory changes to the industries or businesses in which Dialogue operates. Each of these risks could have an impact on our business relationships (including with future and prospective employees, clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are set out in our MD&A for the period ended March 31, 2023 and in Sun Life's other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

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[1] https://www.dialogue.co/en/physical-health

Media Relations Contact: Gannon Loftus Director, Corporate Communications T: 647-228-8244 gannon.loftus@sunlife.com	Investor Relations Contact: David Garg Senior Vice-President, Corporate Development and Investor Relations T: 416-408-8649 david.garg@sunlife.com

Cherif Habib, CEO of Dialogue, and Jacques Goulet, President of Sun Life Canada in downtown Montreal marking Sun Life's announcement to acquire Dialogue. (CNW Group/Sun Life Financial Inc.)

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SOURCE Sun Life Financial Inc.

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%CIK: 0001381352

CO: Sun Life Financial Inc.

CNW 08:30e 26-JUL-23